

August 5, 2014

Via E-mail
Gunther Than
Chief Financial Officer
View Systems, Inc.
1550 Caton Center Drive, Suite E
Baltimore, Maryland 21227

Re: **View Systems, Inc.**
              Amendment No. 4 to Registration Statement on Form S-1
              Filed on July 29, 2014
              File No. 333-194222

Dear Mr. Than:

    We have reviewed your amended filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 51

1. We note your response to prior comment 2 and revised table showing that Mr. Than earned a salary of $150,000 and no bonus in 2013. In the prior amendment to your registration statement, you disclosed that Mr. Than had been awarded a bonus of $30,000 in 2013. Furthermore, you continue to disclose in footnote 4 to the table that Mr. Than earned a salary of $120,000 in 2013. Please advise or revise to explain why $30,000 has been deleted from the bonus column and $150,000 has been allocated in the salary column for Mr. Than for 2013.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Emily Drazan, Attorney-Advisor, at (202) 551-3208, or Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director